

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

<u>Via E-mail</u>
Mr. Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

Re: **National General Holdings Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 28, 2014
              File No. 1-36311

Dear Mr. Weiner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief